Exhibit 4.15

Summary of Syndicate Loan Agreement dated March 21, 2012, between Semiconductor

Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing

International Corporation, as guarantor, and Bank of China, The Export-Import Bank of China, China Construction Bank, Shanghai Pudong Development Bank, Cathay United Bank, Bank Sinopac, Taishin International Bank, EnTie Commercial Bank, Ta Chong Bank

On March 21, 2012, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”) entered into a three-year loan agreement with an aggregate principal amount of US$268 million with a syndicate of banks from a consortium of international and Chinese banks, including Bank of China, The Export-Import Bank of China,Cathay United Bank, China Construction Bank, Shanghai Pudong Development Bank, Bank Sinopac, Taishin International Bank, EnTie Commercial Bank, Ta Chong Bank.

The draw-down period under the loan is one year. The loan is repayable in six semi-annual installments beginning in September 2013. The Registrant has guaranteed SMIC Shanghai’s obligations under the loan, which is also secured by the manufacturing equipment located in the SMIC Shanghai 8-inch fabs, plants and land use right of SMIC Shanghai.

Any of the following in respect of SMIC Shanghai would constitute an event of default during the term of the loan agreement:

1.   (Short-term Loans + Long-term Debt Current Portion + Long-term Bank Loans)/Total Equity is more than 60%; or

2.   (Net profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses)/Financial Expenses is less than 500% before December 31, 2012, and less than 1000% after January 1, 2013; or

3.   (Total Equity - Acquired Intangible Assets Net) is less than US$800 million before December 31, 2012,and less than US$1,000 million after January 1, 2013; or

4.   Debt Service Coverage Ratio is less than 2.0X during the term of the loan repayment. Debt Service Coverage Ratio means trailing four quarters EBITDA (Net Profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses) divided by scheduled repayment of long term loan and related financial expense for all bank borrowings (including hire purchases, leases and other borrowed monies, but not including medium/short term revolving bank loans) for the same period.